UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number 001-37928

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ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

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No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 23, 2020	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

 Hsinchu, Taiwan, April 23, 2020 — On April 23, 2020, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 6th meeting of its 9th Board of Directors (the “Board”), at which the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	The Company’s 2019 Annual Report Form 20-F (including the English 2019 consolidated financial statements prepared by the Company in accordance with the International Financial Reporting Standards);

(2)	Matters related to the 2020 annual shareholders’ meeting (the “2020 AGM”) (additional item); and

(3)	To authorize the chairman to change the venue of 2020 AGM.

On matter (2), the Board resolved to add item (v) to the report items at the 2020 AGM. The 2020 AGM will be convened on June 9, 2020 at Hsinchu Science Park Life Hub, Einstein Hall (2F, No. 1, industry E. 2nd Rd., Hsinchu Science Park, Hsinchu City, Taiwan). The subjects for convening the 2020 AGM are as follows:

(1)	Report Items:

(i)	Company's business report for the fiscal year 2019;

(ii)	Audit Committee’s review report of the financial statements for the fiscal year 2019;

(iii)	Report of the status of distributable compensation for employees, directors and supervisors for the fiscal year 2019;

(iv)	Amendments to Procedures for Ethical Management and Guidelines for Conduct; and

(v)	Amendments to Corporate Social Responsibility Best Practice Principles.

(2)	Matters for Ratification:

(i)	Adoption of the financial statements for the fiscal year 2019; and

(ii)	Adoption of the earnings distribution plan for the fiscal year 2019.

(3)	Matters for Discussion:

(i)	Amendments to Company’s Articles of Incorporation;

(ii)	Amendments to Rules and Procedure of Shareholders’ Meeting; and

(iii)	Amendments to Rules for Election of Directors and Independent Directors.

(4)	Other Proposals:

(i)	Removal of restriction provided in Article 209 of the Company Act prohibiting of the Board of Directors from participation in businesses competing with the Company.

(5)	Book closure starting date: April 11, 2020.

(6)	Book closure ending date: June 9, 2020.

On matter (3), in response to the any potential impact of COVID-19, the chairman is authorized to change the venue of 2020 AGM if necessary.